LINDQUIST & VENNUM P.L.L.P.

4200 IDS Center 80 South Eighth Street Minneapolis, MN 55402-2274 Telephone: 612-371-3211 Fax: 612-371-3207	In Denver: 600 17th Street, Suite 1800 South Denver, CO80202-5441 Telephone: 303-573-5900 Fax: 303-573-1956

Attorneys At Law	www.lindquist.com

Eric R. Tausner
612.371.5765
etausner@lindquist.com

December 5, 2006

VIA EDGAR AND FEDEX

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Ethanol Grain Processors, LLC
Registration Statement on Form SB-2
File No. 333-130815
Post-Effective Amendments filed October 24 and November 20, 2006

Dear Mr. Owings:

Ethanol Grain Processors, LLC (the “Company”) received your letter dated December 1, 2006 relating to the above-referenced filing.  On behalf of the Company, transmitted herewith for filing is the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form SB-2 (“Post-Effective Amendment No. 3”).  As suggested in your letter, in order to expedite your review, we are providing marked copies of Post-Effective Amendment No. 3.  One marked copy is enclosed with the original of this letter being sent to your attention, and two additional marked copies are being sent directly to Mr. Scott Anderegg. This letter and the accompanying filing together comprise the Company’s response to the comments contained in your letter, with each response below numbered to correspond to the applicable comment.

Response to Comment No. 1

The term “amended registration statement” has been stricken and replaced with the term “post-effective amendment” throughout the prospectus.  See, for example, the cover page of the revised prospectus.

Response to Comment No. 2

The phrase “by [the date 45 days after the date of this prospectus]” has been replaced by “on January 15, 2007” throughout the prospectus.  See, for example, the cover page of the revised prospectus.

Response to Comment No. 3

As indicated in your comment, certain subscription and funding commitments in the Investment Terms Agreement were in fact conditioned upon various matters.  However, now that the Company has amended its Operating Agreement and each of the parties has confirmed that all necessary board approvals have been obtained, the only remaining conditions appear to be effectiveness of the post-effective amendment and the continued material accuracy of the Company’s representations and warranties as confirmed by the Company in an officer’s certificate.  The set-aside of 20,000 units is expected to be used for employment-related compensation following the offering.  The parties have represented to the Company that the units are being purchased for investment.  The prospectus has been revised throughout to clarify each of these matters.  See, for example, page 1 of the revised prospectus.

Response to Comment No. 4

As now stated in the prospectus, the Company was not involved in Ethanol Capital Management’s decision to allow its 30-day subscription rights period to expire without the expected subscription being made.  See, for example, page 9 of the revised prospectus.

Response to Comment No. 5

The reference to investors having “reviewed” the prospectus has been removed from the form.  See revised Exhibit 4.4 filed with Post-Effective Amendment No. 3.

* * * * *

Thank you very much for your assistance on this matter.  Please contact me at 612-371-5765, or Michael L. Weaver of this office at 612-371-3987, if you have any questions or need any additional information.

Very Truly Yours,

LINDQUIST & VENNUM P.L.L.P.

/s/ Eric R. Tausner
Eric R. Tausner

Enc.

cc:	Mr. Scott Anderegg
Mr. James K. Patterson
Michael L. Weaver